FILED PURSUANT TO RULE 424(b)(7)
REG. STATEMENT NO. 333-122453

PROSPECTUS SUPPLEMENT
(To Prospectus Dated April 27, 2005)

1,443,065 Shares

Common Stock

The selling stockholder named in this prospectus supplement is selling 1,443,065 shares. We will not receive any proceeds from the sale of shares by the selling stockholder.

Our common stock is listed on the New York Stock Exchange under the symbol “AIQ.” The last reported sale price of our common stock on the New York Stock Exchange on May 9, 2007 was $8.85 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-5 and on page 3 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriter will purchase the common stock from the selling stockholder at a price of $8.68 per share, resulting in aggregate proceeds, before expenses, of $12,525,804.20 to the selling stockholder. The shares may be offered by the underwriter from time to time to purchasers directly or through agents, or through brokers in brokerage transactions on the New York Stock Exchange, or to dealers in negotiated transactions or in a combination of such methods of sale, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. See “Underwriting.”

The underwriter expects to deliver the shares to purchasers on or about May 16, 2007

Citi

May 10, 2007

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

TABLE OF CONTENTS

Prospectus Supplement

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

We are providing information to you about this offering of shares of our common stock in two parts. The first part is this prospectus supplement, which provides the specific details regarding this offering and also adds to and updates information contained in the accompanying base prospectus and the documents incorporated by reference. The second part is the accompanying base prospectus, which provides more general information. Generally, when we refer to this “prospectus,” we are referring to both parts of this document combined.

Some of the information in the base prospectus may not apply to this offering. If information in this prospectus supplement is inconsistent with the accompanying base prospectus, you should rely on this prospectus supplement.

You should rely on the information contained or incorporated by reference in this prospectus supplement and the accompanying base prospectus. We and the selling stockholder have not authorized anyone to provide you with any information that is different from that contained in this prospectus. If you receive any information that is different, you should not rely on it.

You should not assume that the information contained in this prospectus supplement or the accompanying base prospectus is accurate as of any date other than their dates, or that the information contained in any document incorporated by reference in this prospectus is accurate as of any date other than the date on which that document was filed with the Securities and Exchange Commission, or SEC.

We, the selling stockholder and the underwriter are not making an offer to sell the common stock in jurisdictions where the offer or sale is not permitted. The distribution of this prospectus supplement and the accompanying base prospectus and the offering and sale of our common stock in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus supplement and the accompanying base prospectus must inform themselves about and observe any restrictions relating to the offering of the common stock and the distribution of this prospectus supplement and the accompanying base prospectus outside the United States. This prospectus supplement and the accompanying base prospectus do not constitute an offer of, or an invitation to purchase, any shares of common stock in any jurisdiction in which such offer or invitation would be unlawful.

Unless otherwise specified or the context otherwise requires, references in this prospectus supplement to “Alliance Imaging,” “Alliance,” “we,” “company,” “our” and “us” refer to Alliance Imaging, Inc. and its direct and indirect subsidiaries on a consolidated basis.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This prospectus supplement includes or incorporates by reference forward looking statements. In some cases you can identify these statements by forward looking words, such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “seek,” “intend” and “continue” or similar words. Forward looking statements may also use different phrases. Forward looking statements address, among other things, our future expectations, projections of our future results of operation or of our financial condition and other forward looking information.

We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to accurately predict or that we do not fully control that cause actual results to differ materially from those expressed or implied by our forward looking statements, including:

•       our high degree of leverage and our ability to service our debt;

•       factors affecting our leverage, including interest rates;

S-ii

•       the risk that the counter-parties to our interest rate swap agreements fail to satisfy their obligations under these agreements;

•       the effect of operating and financial restrictions in our debt agreements;

•       our estimates regarding our capital requirements;

•       intense levels of competition in the diagnostic imaging services and imaging systems industry;

•       changes in the rates or methods of third-party reimbursements for diagnostic imaging services;

•       changes in the healthcare regulatory environment;

•       our ability to keep pace with technological developments within our industry;

•       the growth in the market for MRI and other services;

•       the disruptive effect of hurricanes and other natural disasters;

•       our ability to successfully integrate any future acquisitions; and

•       other factors discussed under “Risk Factors” in this prospectus and under “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2006 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.

This prospectus supplement includes or incorporates by reference statistical data that we obtained from public industry publications. These publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe that the publications are reliable, we have not independently verified their data.

S-iii

SUMMARY

The following summary provides an overview of certain information about us and may not contain all the information that may be important to you. This summary is qualified in its entirety by, and should be read together with, the information contained in other parts of this prospectus and the documents we incorporate by reference. You should carefully read this entire prospectus, including the “Risk Factors” section and the documents that we incorporate by reference before making a decision about whether to invest in our common stock.

Our Company

We are a leading national provider of shared-service and fixed-site diagnostic imaging and therapeutic services, based upon annual revenue and number of diagnostic imaging systems deployed. Our principal sources of revenue are derived from magnetic resonance imaging, or MRI, and positron emission tomography, or PET, and positron emission tomography/computed tomography, or PET/CT. We provide imaging and therapeutic services primarily to hospitals and other healthcare providers on a shared and full-time service basis. We also provide services through a growing number of fixed-sites primarily to hospitals or health systems. Our services normally include the use of our imaging systems, technologists to operate the systems, equipment maintenance and upgrades and management of day-to-day shared-service and fixed-site diagnostic imaging operations. We also provide non scan-based services, which includes only the use of our imaging systems under a short-term contract. For the quarter ended March 31, 2007, MRI services and PET and PET/CT services generated 60% and 31% of our revenue, respectively. The remaining revenue was comprised of other modality diagnostic imaging services revenue, primarily computed tomography, or CT, and management contract revenue. We had 494 diagnostic imaging systems, including 326 MRI systems, 77 PET or PET/CT systems and served over 1,000 clients in 43 states at March 31, 2007. Of these 494 diagnostic imaging systems, 72 were located in fixed-sites, which constitutes systems installed in hospitals or other buildings on hospital campuses, including modular buildings, systems installed inside medical groups’ offices, or medical buildings, and free-standing fixed-sites, which includes systems installed in a medical office building, ambulatory surgical center, or other retail space. Of these 72 fixed-sites, 61 were MRI fixed-sites, four were PET or PET/CT fixed-sites and seven were other modality fixed-sites.

Approximately 90% of our revenues for the quarter ended March 31, 2007 were generated by providing services to hospitals and other healthcare providers, which we refer to as wholesale revenues. Our wholesale revenues are typically generated from contracts that require our clients to pay us based on the number of scans we perform on patients on our clients’ behalf, although some pay us a flat fee for a period of time regardless of the number of scans we perform. These payments are due to us independent of our clients’ receipt of reimbursement from third-party payors. We typically deliver our services for a set number of days per week through exclusive, long-term contracts with hospitals and other healthcare providers. The initial terms of these contracts average approximately three years in length for mobile services and approximately five to 10 years in length for fixed-site arrangements. These contracts often contain automatic renewal provisions and certain contracts have cancellation clauses if the hospital or other healthcare provider purchases their own system. We price our contracts based on the type of system used, the scan volume and the number of ancillary services provided. Pricing is also affected by competitive pressures.

Approximately 10% of our revenues for the quarter ended March 31, 2007 were generated by providing services directly to patients from our sites located at or near hospitals or other healthcare provider facilities, which we refer to as retail revenue. Our revenue from these sites is generated from direct billings to patients or their third-party payors, including Medicare, which are recorded net of contractual discounts and other arrangements for providing services at discounted prices. We typically charge a higher price per scan under retail billing than we do under wholesale billing.

Fixed sites can be structured as either wholesale or retail arrangements. Revenues from these fixed-sites are included in our wholesale or retail revenues, as applicable.

We are headquartered at 1900 S. State College Blvd., Suite 600, Anaheim, California 92806, and our telephone number at that address is (714) 688-7100.

THE OFFERING

Common stock offered by selling stockholder	1,443,065 shares
Common stock to be outstanding after the offering	50,075,502 shares(1)
Use of proceeds	All of the shares are being sold by the selling stockholder. Accordingly, we will not receive any proceeds from the shares sold in the offering.
Dividend policy

Holders of common stock are entitled to receive cash dividends when declared by our board of directors out of funds legally available. Since our initial public offering in 2001, we have not paid any cash dividends on our common stock and we do not have any present intention to commence payment of any cash dividends.

NYSE symbol	AIQ

(1)          Based on outstanding shares as of March 31, 2007 and exclusive of:

•       1,613,998 shares issuable upon exercise of outstanding stock options in connection with employee benefit plans; and

•       55,523 shares issuable pursuant to phantom shares held by members of our board of directors.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth our summary consolidated financial data for the periods indicated. The summary consolidated financial data for the years ended December 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements and related notes. The summary historical consolidated financial data for the three months ended March 31, 2006 and 2007 have been derived from our unaudited consolidated financial statements and related notes. You should read this information along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes in our Annual Report on Form 10-K for the year ended December 31, 2006 and our unaudited consolidated financial statements and related notes in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, both of which are incorporated by reference in this prospectus supplement.

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
	(dollars in thousands)			(dollars in thousands)
Consolidated Statements of Operations Data:
Revenues	$432,080	$430,788	$455,775	$115,343	$109,406
Costs and expenses:
Cost of revenues, excluding depreciation and amortization	217,605	226,294	244,254	59,867	56,177
Selling, general and administrative expenses	48,142	48,077	53,955	13,756	14,728
Employment agreement costs	2,064	366	—	—	—
Severances and related costs	1,223	826	745	489	76
Loss on early retirement of debt	44,393	—	—	—	—
Depreciation expense	80,488	82,505	83,397	21,001	20,801
Amortization expense	3,522	3,954	4,933	1,244	1,210
Interest expense, net	44,039	37,491	39,981	10,216	9,402
Other (income) and expense, net	(484)	(399)	45	728	(320)
Total costs and expenses	440,992	399,114	427,310	107,301	102,074
Income (loss) before income taxes, minority interest expense and earnings from unconsolidated investees	(8,912)	31,674	28,465	8,042	7,332
Income tax expense (benefit)	(6,770)	13,450	12,473	3,474	4,221
Minority interest expense	2,373	1,718	2,075	540	521
Earnings from unconsolidated investees	(4,029)	(3,343)	(5,371)	(1,040)	(3,484)
Net (loss) Income	$(486)	$19,849	$19,288	$5,068	$6,074
Earnings (loss) per common share:
Basic	$(0.01)	$0.40	$0.39	$0.10	$0.12
Diluted	$(0.01)	$0.39	$0.38	$0.10	$0.12
Weighted average number of shares of common stock and common stock equivalents:
Basic	48,350	49,378	49,780	49,608	49,955
Diluted	48,350	50,262	50,335	49,974	51,088

	As of December 31, 2006	As of March 31, 2007
Consolidated Balance Sheet Data (at end of period):
Cash and cash equivalents	$16,440	$30,581
Total assets	664,526	678,045
Long-term debt, including current maturities	529,425	528,108
Stockholders’ deficit	(16,974)	(9,845)

RISK FACTORS

You should carefully consider the risks described below or incorporated by reference in this prospectus, including the risks described in our Annual Report on Form 10-K for the year ended December 31, 2006 and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, before you decide whether to purchase our common stock. If any of these risks actually occurs, our business, financial condition or results of operations will likely suffer. In that event, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to This Offering

Possible volatility in our stock price could negatively affect us and our stockholders.

The trading price of our common stock on the New York Stock Exchange has fluctuated significantly in the past. During the period from January 1, 2004 through March 31, 2007, the trading price of our common stock fluctuated from a high of $14.15 per share to a low of $3.38 per share. In the past, we have experienced a drop in stock price following an announcement of disappointing earnings or earnings guidance. Any such announcement in the future could lead to a similar drop in stock price. The price of our common stock could also be subject to wide fluctuations in the future as a result of a number of other factors, including the following:

•       changes in expectations as to future financial performance or buy/sell recommendations of securities analysts;

•       our, or a competitor’s, announcement of new products or services, or significant acquisitions, strategic partnerships, joint ventures or capital commitments; and

•       the operating and stock price performance of other comparable companies.

In addition, the U.S. securities markets have experienced significant price and volume fluctuations. These fluctuations often have been unrelated to the operating performance of companies in these markets. Broad market and industry factors may lead to volatility in the price of our common stock, regardless of our operating performance. Moreover, our stock has limited trading volume, and this illiquidity may increase the volatility of our stock price.

In the past, following periods of volatility in the market price of an individual company’s securities, securities class action litigation often has been instituted against that company. The institution of similar litigation against us could result in substantial costs and a diversion of our management’s attention and resources, which could negatively affect our business, results of operations or financial condition.

Provisions of the Delaware General Corporation Law and our organizational documents may discourage an acquisition of us.

Our organizational documents and the General Corporation Law of the State of Delaware both contain provisions that will impede the removal of directors and may discourage a third-party from making a proposal to acquire us. For example, the provisions:

•       permit the board of directors to increase its own size and fill the resulting vacancies;

•       provide for a board composed of three classes of directors with each class serving a staggered three-year term;

•       authorize the issuance of additional shares of preferred stock in one or more series without a stockholder vote; and

•       establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors.

Moreover, these provisions can only be amended by the vote of 66 2/3% or more of our outstanding shares entitled to vote. The existence of these provisions may also have a negative impact on the price of our common stock. Furthermore, we are subject to Section 203 of the Delaware General Corporation Law, which could have the effect of delaying or preventing a change in control.

A substantial number of shares of our common stock may be sold in this offering, which could cause the price of our common stock to decline.

Pursuant to this offering, the selling stockholder may sell up to 1,443,065 shares, or approximately 2.9%, of our outstanding common stock. Such sale and any future sales of a substantial number of shares of our common stock in the public market, or the perception that such sales may occur, could adversely affect the price of our common stock. In addition, as of March 31, 2007, approximately 1.6 million shares of our common stock were issuable upon the exercise of outstanding options to purchase our common stock. We cannot predict the effect, if any, that market sales of those shares of common stock or the availability of those shares of common stock for sale will have on the market price of our common stock.

Two of our stockholders and their affiliates beneficially own almost half of our outstanding shares of common stock and have the contractual right to designate members of our board of directors and board committees, and will therefore be able to exert significant influence over us, including with respect to change of control transactions.

On April 16, 2007, OCM Principal Opportunities Fund IV, L.P., MTS Health Investors II, L.P., and affiliated funds, which we refer to collectively as the Oaktree Parties, acquired approximately 49% of our outstanding shares of common stock from a fund controlled by an affiliate of Kohlberg Kravis Roberts & Co., L.P. Following the acquisition, the Oaktree Parties beneficially own approximately 49.4% of our outstanding shares of common stock. In connection with the acquisition, the Oaktree Parties obtained the right to designate three of the seven members of our board of directors, two of the four members of our Compensation Committee (including the chairperson), two of the four members of our Nominating and Corporate Governance Committee, and one of the three members of our Finance Committee.

As a result of the arrangements described above, the Oaktree Parties have the ability to exert significant influence over our management and operations, as well as matters requiring stockholder approval, including approving mergers, consolidations or sales of all or substantially all of our assets. This concentration of ownership may also delay or prevent a change of control of our company or reduce the price investors might be willing to pay for our common stock. The interests of the Oaktree Parties may conflict with the interests of other holders of our common stock.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is traded on the New York Stock Exchange under the symbol “AIQ”. The last reported sale price of our common stock on May 9, 2007 on the New York Stock Exchange was $8.85 per share. The following table sets forth the high and low sale prices for common stock for the periods indicated as reported on the New York Stock Exchange.

	High	Low
Year ended December 31, 2004
First Quarter	$4.21	$3.38
Second Quarter	4.85	3.61
Third Quarter	8.00	4.01
Fourth Quarter	11.75	5.84
Year ended December 31, 2005
First Quarter	$14.15	$8.97
Second Quarter	11.09	9.25
Third Quarter	11.66	7.98
Fourth Quarter	8.65	4.72
Year ending December 31, 2006
First Quarter	$7.17	$3.80
Second Quarter	6.99	4.90
Third Quarter	8.60	5.70
Fourth Quarter	8.49	5.75
Year ending December 31, 2007
First Quarter	$8.93	$6.10
Second Quarter (through May 9, 2007)	9.38	8.25

We have never paid any cash dividends on our common stock and have no current plans to do so. We intend to retain available cash to provide for the operation of our business, including capital expenditures, fund future acquisitions, and to repay indebtedness. Our senior secured credit agreement and the indentures related to our notes restrict the payment of cash dividends on our common stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” in our Annual Report on Form 10-K for the year ended December 31, 2006 and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.

USE OF PROCEEDS

All of the shares of common stock being offered by this prospectus supplement are being sold by the selling stockholder. We will not receive any of the proceeds from the sale of the shares. The selling stockholder will receive all of the net proceeds from the sale of shares of common stock offered by this prospectus supplement.

SELLING STOCKHOLDER

The following table sets forth certain information concerning the beneficial ownership of our common stock as of  March 31, 2007 by the selling stockholder and the number of shares to be sold hereunder.

The address of the selling stockholder named below in the table is c/o Kohlberg Kravis Roberts & Co., 9 West 57th Street, Suite 4200, New York, New York 10019. The amounts and percentages of our shares beneficially owned and reported are on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of that security, or investment power, which includes the power to dispose of or to direct the disposition of that security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which that person has no economic interest. The percentages in the table below are based on 50,075,502 shares of common stock, which reflects the amount actually outstanding on March 31, 2007.

	Shares Beneficially Owned		Shares to be Sold	Shares Beneficially Owned After Sale of Shares
	Number	%	Hereunder	Number	%
Viewer Holdings LLC(1)	1,443,065	2.9%	1,443,065	—	—

(1)          Shares of Common Stock shown as owned by Viewer Holdings LLC are beneficially owned by KKR 1996 GP LLC, which beneficially owns 1,421,423 shares of our common stock, and Strata L.L.C., which beneficially owns 21,642 shares of our common stock. KKR 1996 GP LLC is the sole general partner of KKR Associates 1996 L.P., which is the sole general partner of KKR 1996 Fund L.P. As of the date hereof, KKR 1996 Fund L.P. is the senior member of Viewer Holdings LLC. KKR 1996 GP LLC is a limited liability company, the managing members of which are Messrs. Henry R. Kravis and George R. Roberts, and the other members of which are Messrs. Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Perry Golkin, Johannes Huth, Todd A. Fisher and Alexander Navab. Such individuals may be deemed to share beneficial ownership of any shares beneficially owned by KKR 1996 GP LLC. Such individuals disclaim beneficial ownership. Strata L.L.C. is the sole general partner of KKR Associates (Strata) L.P., which is a general partner of KKR Partners II L.P. As of the date hereof, KKR Partners II L.P. is a member of Viewer Holdings LLC. Strata L.L.C. is a limited liability company, the managing members of which are Messrs. Henry R. Kravis and George R. Roberts, and the other members of which are Messrs. Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Perry Golkin, Johannes Huth, Todd A. Fisher and Alexander Navab. Such individuals may be deemed to share beneficial ownership of any shares beneficially owned by Strata L.L.C. Such individuals disclaim beneficial ownership. The address of Viewer Holdings LLC, KKR 1996 GP LLC and Strata L.L.C. is: c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, New York, NY 10019.

The selling stockholder is managed by an affiliate of KKR, which formerly provided management and consulting services to us, and we paid KKR an annual fee of $650,000 in 2006 in quarterly installments in arrears at the end of each calendar quarter for these services. As of April 16, 2007, we are not receiving management or consulting services from KKR and are no longer subject to this annual fee.

DESCRIPTION OF CAPITAL STOCK

The description below summarizes the more important terms of our capital stock. We have previously filed with the SEC copies of our amended and restated certificate of incorporation and amended and restated bylaws. See “Incorporation of Certain Documents by Reference” included elsewhere in this prospectus. You should refer to those documents for the complete terms of our capital stock.

General

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

Our board of directors has the authority, without further action by the stockholders, to designate and issue preferred stock in one or more series in order to provide us with flexibility in connection with possible acquisitions and other corporate purposes. The board of directors may also designate the rights, preferences and privileges of each series of preferred stock, any or all of which may be superior to the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

•       restricting dividends on the common stock;

•       diluting the voting power of the common stock;

•       impairing the liquidation rights of the common stock; and

•       delaying or preventing a change in control of our company without further action by the stockholders.

We have no present plans to issue any shares of preferred stock.

Registration Rights

We are party to a registration rights agreement dated November 2, 1999 with Viewer Holdings LLC, which is managed by an affiliate of KKR, and various other parties, pursuant to which Viewer Holdings LLC and its affiliates, or Viewer, may request us to register all or part of Viewer’s shares under the Securities Act. Effective April 16, 2007, Viewer assigned these rights to the Oaktree Parties. If the registration relates to an underwritten offering, we may reduce the number of shares being registered to the number of shares which, in the opinion of the managing underwriters, may be sold without an adverse effect on the price, timing or distribution of the shares being offered. If we file a registration statement under the Securities Act other than on Forms S-4 or S-8 relating to shares of our common stock, the Oaktree Parties will be entitled to include in that registration statement all or part of their shares. We may reduce the number of shares to be included in the registration statement by the Oaktree Parties to that number which, in the opinion of the managing underwriter, would not be reasonably likely to affect the price, timing or distribution of the shares being offered.

All registration rights terminate at the time the shares of our common stock covered by the registration rights have been registered and sold in accordance with the plan of distribution described in the registration statement or sold in transactions exempt from registration under Rule 144 of the Securities Act. The registration rights in the registration rights agreement are assignable to subsequent holders of the shares of the Oaktree Parties.

Anti-Takeover Effects of Some Provisions of Delaware Law and Our Charter Documents

A number of the provisions of Delaware law and our amended and restated certificate of incorporation and bylaws could make the acquisition of our company through a tender offer, a proxy contest or other means more difficult and could also make the removal of incumbent officers and directors more difficult. These provisions include the protections of Section 203 of the Delaware Code, as described below, as well as our reservation of blank check preferred stock and our staggered board of directors. We expect these provisions to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits provided by our ability to negotiate with a proponent of an unfriendly or unsolicited proposal outweigh the disadvantages of discouraging these proposals. We believe the negotiation of an unfriendly or unsolicited proposal could result in an improvement of its terms.

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless:

•       prior to the time of the transaction, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•       the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers, and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•       at or subsequent to the time of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, owned 15% or more of a corporation’s outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. Section 203 may also discourage transactions that might result in a premium over the market price for the shares of common stock held by stockholders.

Charter Documents

Our certificate of incorporation provides for our board of directors to be divided into three classes serving staggered terms. Approximately one-third of the board of directors is elected each year. The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the board of directors until the second annual stockholders’ meeting following the date the acquirer obtains the controlling stock interest. The classified board provision could discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company and could increase the likelihood that incumbent directors will retain their positions.

Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. At an annual meeting, stockholders may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors. Stockholders may also consider a proposal or nomination by a person who:

•       was a stockholder of record on the record date for the meeting;

•       is entitled to vote at the meeting; and

•       has given to our corporate secretary timely written notice, in proper form, of his or her intention to bring that business before the meeting.

The bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of the stockholders. However, our bylaws may have the effect of precluding the conduct of that item of business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company. Under Delaware law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in our certificate of incorporation or bylaws. The following persons are authorized to call a special meeting of stockholders:

•       a majority of our board of directors;

•       the chairman of the board; or

•       the chief executive officer.

The inability of our stockholders to call a special meeting will make it more difficult for a stockholder to force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders, and also will make it more difficult to replace the board until the next annual meeting.

The Oaktree Parties beneficially own approximately 49.4% of our outstanding shares of common stock. Pursuant to a governance and standstill agreement among us and the Oaktree Parties, the Oaktree Parties may not acquire beneficial ownership in excess of 49.9% of our outstanding common stock prior to April 16, 2010, subject to limited exceptions. The governance and standstill agreement also provides that so long as the Oaktree Parties beneficially own an aggregate of at least 35% of our shares of outstanding common stock, the Oaktree Parties have the right to designate three of the seven members of our board of directors, two of the four members of our compensation committee (including the chairperson), two of the four members of our nominating and corporate governance committee, and one of the three members of our finance committee. These arrangements could have the effect of delaying or preventing a change of control.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, which is located at 59 Maiden Lane, Plaza Level, New York, New York 10038. American Stock Transfer & Trust Company’s telephone number is (212) 936-5100.

UNDERWRITING

Citigroup Global Markets Inc., or Citi, is acting as the underwriter. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, the underwriter has agreed to purchase, and the selling stockholder has agreed to sell to the underwriter 1,443,065 shares of common stock.

The underwriting agreement provides that the obligation of the underwriter to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriter is obligated to purchase all the shares if it purchases any of the shares.

The shares of common stock may be offered by the underwriter from time to time to purchasers directly or through agents, or through brokers in brokerage transactions on the New York Stock Exchange, or to dealers in negotiated transactions or in a combination of such methods of sale, at prices related to prevailing market prices or at negotiated prices.

The difference between the price at which the underwriter purchases shares from the selling stockholder and the price at which the underwriter resells such shares, which may include a commission equivalent of up to $0.05 per share, may be deemed underwriting compensation.

We and our officers have agreed that, subject to limited exceptions, for a period of 45 days from the date of this prospectus, we and they will not, without the prior written consent of Citi, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Citi in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

The common stock is listed on the New York Stock Exchange under the symbol “AIQ.”

In connection with the offering, the underwriter may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriter in the offering, which creates a syndicate short position. Transactions to close out the covered syndicate short involve purchases of the common stock in the open market after the distribution has been completed. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

The underwriter also may impose a penalty bid. Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the underwriter repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriter may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriter commences any of these transactions, it may discontinue them at any time.

We estimate that our total expenses of this offering, excluding discounts and commissions, will be $250,000.

The underwriter has performed investment banking and advisory services for us from time to time for which it have received customary fees and expenses. The underwriter may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. In particular, an affiliate of Citigroup Global Markets is the syndication agent and a lender under our credit facility.

A prospectus in electronic format may be made available on the website maintained by the underwriter. The underwriter may allocate a number of shares for sale to its online brokerage account holders. In addition, shares may be sold by the underwriter to securities dealers who resell shares to online brokerage account holders.

We and the selling stockholder have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriter may be required to make because of any of those liabilities.

LEGAL MATTERS

The validity of the securities offered hereby has been passed upon for us and certain legal matters will be passed upon for the selling stockholder by Latham & Watkins LLP, San Francisco, California. Certain partners of Latham & Watkins LLP, members of their families and related persons indirectly own less than 1% of our common stock. In addition, Latham & Watkins LLP has in the past provided, and may continue to provide, legal services to the selling stockholder and its affiliates. The underwriter has been represented by Alston & Bird, LLP, Atlanta, Georgia.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting, incorporated in this prospectus by reference from Alliance Imaging, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the consolidated financial statements and include an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, and (2) express an unqualified opinion on the effectiveness of internal controls over financial reporting), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Alliance-HNI L.L.C. incorporated in this prospectus by reference from Alliance Imaging, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

All reports we file with the SEC are available free of charge via EDGAR through the SEC website at www.sec.gov. In addition, the public may read and copy materials we file with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. We also provide copies of our Forms 8-K, 10-K, 10-Q, Proxy and Annual Report at no charge to investors upon request and make electronic copies of such reports available through our website at www.allianceimaging.com as soon as reasonably practicable after filing such material with the SEC. The information on our website is not, and you must not consider the information to be, a part of this prospectus supplement.

We have filed with the SEC a registration statement on Form S-3, of which this prospectus supplement is a part, under the Securities Act with respect to the securities. This prospectus supplement does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information concerning us and the securities, reference is made to the registration statement. Statements contained in this prospectus supplement as to the contents of any contract or other documents are not necessarily complete, and in each instance, reference is made to the copy of such contract or documents filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

18,000,000 Shares

ALLIANCE IMAGING, INC.

Common Stock

This prospectus relates to 18,000,000 shares of our common stock that may be offered for sale or otherwise transferred from time to time by the selling stockholders.

The selling stockholders may offer their shares of common stock from time to time through public or private transactions at prevailing market prices or at privately negotiated prices. We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders.

Our common stock is listed on the New York Stock Exchange under the symbol “AIQ.” The last reported sale price of our common stock on the New York Stock Exchange on April 26, 2005 was $9.50 per share.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 3 of this prospectus.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any State Securities commission nor has the Securities and Exchange commission or any state securities commission passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 27, 2005.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the selling stockholders have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling stockholders are not, making an offer to sell or seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or of any sale of these securities. Our business, financial condition, results of operations and prospects may have changed since that date.

i

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This prospectus includes or incorporates by reference forward looking statements. In some cases you can identify these statements by forward looking words, such as “may”, “will”, “should”, “expect”, “plans”, “anticipate”, “believe”, “estimate”, “predict”, “seek”, “intend” and “continue” or similar words. Forward looking statements may also use different phrases. Forward looking statements address, among other things, our future expectations, projections of our future results of operation or of our financial condition and other forward looking information.

We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to accurately predict or which we do not fully control that cause actual results to differ materially from those expressed or implied by our forward looking statements, including:

•       our high degree of leverage and out ability to service our debt;

•       factors affecting our leverage, including interest rates;

•       the risk that the counter-parties to our interest rate swap agreements fail to satisfy their obligations under these agreements;

•       the effect of operating and financial restrictions in our debt agreements;

•       our estimates regarding our capital requirements;

•       intense levels of competition in the diagnostic imaging services and imaging systems industry;

•       changes in healthcare regulation, including changes in Medicare and Medicaid reimbursement policies, adverse to our services;

•       our ability to keep pace with technological developments within our industry;

•       the growth in the market for MRI and other services;

•       our ability to successfully integrate any future acquisitions; and

•       other factors discussed under “Risk Factors.”

This prospectus includes or incorporates by reference statistical data that we obtained from public industry publications. These publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe that the publications are reliable, we have not independently verified their data.

THE COMPANY

Unless otherwise specified or the context requires otherwise, reference in this prospectus to the “Company,” “Alliance Imaging,” “we,” “us” or “our” refers to Alliance Imaging, Inc. and its direct and indirect subsidiaries on a consolidated basis.

We are a national provider of shared-service and fixed-site diagnostic imaging services. For the fiscal year ended December 31, 2004, 73% of our revenues were derived from magnetic resonance imaging, or MRI, and 18% were derived from positron emission tomography and positron emission tomography/computed tomography, or PET and PET/CT. We provide imaging services primarily to hospitals and other healthcare providers on a shared and full-time service basis, in addition to operating a growing number of fixed-site imaging centers primarily in partnerships with hospitals or health systems. Our services normally include the use of our imaging systems, technologists to operate the systems, equipment maintenance and upgrades and management of day-to-day operations. We also offer ancillary services including marketing support, education and training and billing assistance. We had 478 diagnostic imaging systems, including 362 MRI systems and 54 PET or PET/CT systems, and served over 1,000 clients in 43 states at December 31, 2004. Of these 478 diagnostic imaging systems, 61 were located in fixed-sites, which constitutes systems installed in hospitals or other buildings on hospital campuses, medical groups’ offices, or medical buildings and retail sites. Of these fixed-sites, 52 were included in our MRI systems count.

We typically deliver our services through exclusive, long-term contracts with hospitals and other healthcare providers which generally require them to pay us monthly, based on the number of scans we perform. These contracts average approximately three years in length and often contain automatic renewal provisions. For the year ended December 31, 2004, we received approximately 87% of our revenues from direct billing of our clients.

A more detailed description of our business is contained in our Annual Report on Form 10-K which we have incorporated by reference in this prospectus.

Our principal executive office is located at 1900 S. State College Blvd., Suite 600, Anaheim, California 92806 and our telephone number at that address is (714) 688-7100.

RISK FACTORS

You should carefully consider the risks described below before you decide whether to purchase our common stock. If any of these risks actually occurs, our business, financial condition or results of operations will likely suffer. In that event, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business and Our Common Stock

Changes in the rates or methods of third-party reimbursements for diagnostic imaging services could result in reduced demand for our services or create downward pricing pressure, which would result in a decline in our revenues and harm to our financial position.

We derive approximately 13% of our revenues from direct billings to patients and third-party payors such as Medicare, Medicaid or private health insurance companies, and changes in the rates or methods of reimbursement for the services we provide could have a significant negative impact on those revenues. Moreover, our healthcare provider clients on whom we depend for the majority of our revenues generally rely on reimbursement from third-party payors. In the past, initiatives have been proposed which, if implemented, would have had the effect of substantially decreasing reimbursement rates for diagnostic imaging services. For example, the 2005 update to the Medicare outpatient prospective payment system, which was announced in November 2004, reclassified several PET procedures into a new technology ambulatory payment classification that is different from that to which they were assigned in 2004. As a result of reclassification, Medicare payment for PET scans provided in hospital outpatient departments will decline from $1,450 to $1,150 in 2005. This change, and other similar initiatives enacted in the future, may have an adverse impact on our financial condition and our operations. Any change in the rates of or conditions for reimbursement could substantially reduce the number of procedures for which we or these healthcare providers can obtain reimbursement or the amounts reimbursed to us or our clients for services provided by us. Because unfavorable reimbursement policies have constricted and may continue to constrict the profit margins of the hospitals and clinics we bill directly, we have lowered and may continue to need to lower our fees to retain existing clients and attract new ones. These reductions could have a significant adverse effect on our revenues and financial results by decreasing demand for our services or creating downward pricing pressure or both.

Our revenues may fluctuate or be unpredictable and this may harm our financial results.

The amount and timing of revenues that we may derive from our business will fluctuate based on:

•       variations in the rate at which clients renew their contracts;

•       the extent to which our mobile shared-service clients become full-time clients;

•       changes in the number of days of service we can offer with respect to a given diagnostic imaging system due to equipment malfunctions or the seasonal factors discussed below; and

•       the mix of wholesale and retail billing for our services.

In addition, we experience seasonality in the sale of our services. For example, our sales typically decline from our third fiscal quarter to our fourth fiscal quarter. First and fourth quarter revenues are typically lower than those from the second and third quarters. First quarter revenue is affected primarily by fewer calendar days and inclement weather, the results of which are fewer patient scans during the period. Fourth quarter revenue is affected primarily by holiday and client and patient vacation schedules and inclement weather, the results of which are fewer patient scans during the period. As a result, our revenues may significantly vary from quarter to quarter, and our quarterly results may be below market expectations. We may not be able to reduce our expenses, including our debt service obligations, quickly enough to respond to these declines in revenue, which would make our business difficult to operate and would harm our financial results. If this happens, the price of our common stock may decline.

We may experience competition from other medical diagnostic companies and this competition could adversely affect our revenues and our business.

The market for diagnostic imaging services and systems is competitive. Our major competitors include InSight Health Services Corp., Medquest, Inc., Radiologix, Inc., Medical Resources, Inc., Shared Medical Services, Kings Medical Company Inc. and Otter Tail Corporation. In addition to direct competition from other mobile providers, we compete with independent imaging centers and healthcare providers that have their own diagnostic imaging systems as well as with equipment manufacturers that sell or lease imaging systems to healthcare providers for full-time installation. While we believe that we had a greater number of diagnostic imaging systems deployed at the end of 2004 than our principal competitors and also had greater revenue from diagnostic imaging services during our 2004 fiscal year than they did, some of our direct competitors which provide diagnostic imaging services may now or in the future have access to greater financial resources than we do and may have access to newer, more advanced equipment. In addition, some clients have in the past elected to provide imaging services to their patients directly rather than renewing their contracts with us. Finally, we face competition from providers of competing technologies such as ultrasound and may face competition from providers of new technologies in the future. If we are unable to successfully compete, our client base would decline and our business and financial condition would be harmed.

Managed care organizations may prevent healthcare providers from using our services which would cause us to lose current and prospective clients.

Healthcare providers participating as providers under managed care plans may be required to refer diagnostic imaging tests to specific imaging service providers depending on the plan in which each covered patient is enrolled. These requirements currently inhibit healthcare providers from using our diagnostic imaging services in some cases. The proliferation of managed care may prevent an increasing number of healthcare providers from using our services in the future which would cause our revenues to decline.

We may be unable to effectively maintain our imaging systems or generate revenue when our systems are not working.

Timely, effective service is essential to maintaining our reputation and high utilization rates on our imaging systems. Repairs to one of our systems can take up to two weeks and result in a loss of revenue. Our warranties and maintenance contracts do not fully compensate us for loss of revenue when our systems are not working. The principal components of our operating costs include depreciation, salaries paid to technologists and drivers, annual system maintenance costs, insurance and transportation costs. Because the majority of these expenses are fixed, a reduction in the number of scans performed due to out-of-service equipment will result in lower revenues and margins. Repairs of our equipment are performed for us by the equipment manufacturers. These manufacturers may not be able to perform repairs or supply needed parts in a timely manner. Thus, if we experience greater than anticipated system malfunctions or if we are unable to promptly obtain the service necessary to keep our systems functioning effectively, our revenues could decline and our ability to provide services would be harmed.

We may be unable to renew or maintain our client contracts which would harm our business and financial results.

Upon expiration of our clients’ contracts, we are subject to the risk that clients will cease using our imaging services and purchase or lease their own imaging systems or use our competitors’ imaging systems. During the year ended December 31, 2004, we continued to experience a high rate of contract terminations primarily due to stepped up marketing, sales and attractive financing alternatives being offered by original equipment manufacturers to our clients. A portion of our clients can execute their early termination clause and discontinue service prior to maturity. As a result, our 2004 MRI revenues declined compared to 2003 levels and we believe that MRI revenues from our shared service operations will continue to decline in future periods. If these contracts are not renewed, it could result in a significant negative impact on our business. It is not always possible to immediately obtain replacement clients, and historically many replacement clients have been smaller facilities which have a lower number of scans than lost clients.

We may be subject to professional liability risks which could be costly and negatively impact our business and financial results.

We may be subject to professional liability claims. Although there currently are no known hazards associated with MRI or our other scanning technologies when used properly, hazards may be discovered in the future. Furthermore, there is a risk of harm to a patient during an MRI if the patient has certain types of metal implants or cardiac pacemakers within his or her body. Patients are carefully screened to safeguard against this risk, but screening may nevertheless fail to identify the hazard. To protect against possible professional liability, we maintain professional liability insurance with coverage that we believe is consistent with industry practice and appropriate in light of the risks attendant to our business. However, if we are unable to maintain insurance in the future at an acceptable cost or at all or if our insurance does not fully cover us, and a successful claim was made against us, we could be exposed. Any claim made against us not fully covered by insurance could be costly to defend against, result in a substantial damage award against us and divert the attention of our management from our operations, which could have an adverse effect on our financial performance.

Loss of key executives and failure to attract qualified managers, technologists and sales persons could limit our growth and negatively impact our operations.

We depend upon our management team to a substantial extent. In particular, we depend upon Mr. Viviano, our Chief Executive Officer and the Chairman of our Board of Directors for his skills, experience, knowledge of the company and industry contacts. While we have an employment agreement with Mr. Viviano, its initial term has expired and the term is now subject to automatic extensions on a quarterly basis. Mr. Viviano can prevent a quarterly extension by giving notice of a desire to modify or terminate his agreement at least thirty days prior to the quarterly extension date. In addition, we do not have key employee insurance policies covering any of our management team. The loss of Mr. Viviano, or other members of our management team, could have a material adverse effect on our business, results of operations or financial condition.

As we grow, we will increasingly require field managers and sales persons with experience in our industry and skilled technologists to operate our diagnostic equipment. It is impossible to predict the availability of qualified field managers, sales persons and technologists or the compensation levels that will be required to hire them. In particular, there is a very high demand for qualified technologists who are necessary to operate our systems. We may not be able to hire and retain a sufficient number of technologists, and we may be required to pay bonuses and higher salaries to our technologists, which would increase our expenses. The loss of the services of any member of our senior management or our inability to hire qualified field managers, sales persons and skilled technologists at economically reasonable compensation levels could adversely affect our ability to operate and grow our business.

We are controlled by a single stockholder which will be able to exert significant influence over matters requiring stockholder approval, including change of control transactions.

Viewer Holdings L.L.C., an affiliate of Kohlberg Kravis Roberts & Co (“KKR”), owns approximately 72% of our common equity without giving effect to phantom shares held by four members of KKR’s management who are on our board of directors or to the sale of any shares covered by this prospectus. These directors in the aggregate hold 43,105 phantom shares, which gives them the right to receive an equivalent number of shares of our common stock, or cash, upon their retirement or separation from the board of directors or upon the occurrence of a change of control. KKR 1996 GP L.L.C. is the sole general partner of KKR Associates 1996 L.P., which is the sole general partner of KKR 1996 Fund L.P. As of the date hereof, KKR 1996 Fund L.P. is the senior member of Viewer Holdings L.L.C. Michael W. Michelson and James H. Greene, two of the members of our board of directors, are among the members of KKR 1996 GP L.L.C. Mr. Michelson is also the Chairperson of our Compensation Committee and a member of our Executive Committee. James C. Momtazee and Adam H. Clammer, who are also executives of KKR and limited partners of KKR Associates 1996 L.P., are also members of our board of directors. Mr. Momtazee is also a member of our Compensation Committee and our Executive Committee. We sometimes refer to KKR 1996 GP L.L.C., KKR Associates 1996 L.P., KKR 1996 Fund L.P. and various affiliated entities as KKR. KKR provides management, consulting and financial services to us and we paid KKR an annual fee of $650,000 in 2004 in quarterly installments in arrears at the end of each calendar quarter for those services.

As a result of the arrangements described above, KKR controls us and has the power to elect all of our directors, appoint new management and approve any action requiring the approval of the holders of shares of our common stock, including adopting amendments to our certificate of incorporation and approving mergers, consolidations or sales of all or substantially all of our assets. This concentration of ownership may also delay or prevent a change of control of our company or reduce the price investors might be willing to pay for our common stock. The interests of KKR may conflict with the interests of other holders of our common stock.

Our positron emission tomography, or PET, service and some of our other imaging services require the use of radioactive materials, which could subject us to regulation related costs and delays and potential liabilities for injuries or violations of environmental, health and safety laws.

Our PET service and some of our other imaging services require radioactive materials. While this radioactive material has a short half-life, meaning it quickly breaks down into inert, or non-radioactive substances, storage, use and disposal of these materials presents the risk of accidental environmental contamination and physical injury. We are subject to federal, state and local regulations governing storage, handling and disposal of these materials and waste products. Although we believe that our safety procedures for storing, handling and disposing of these hazardous materials comply with the standards prescribed by law and regulation, we cannot completely eliminate the risk of accidental contamination or injury from those hazardous materials. We maintain professional liability insurance with coverage that we believe is consistent with industry practice and appropriate in light of the risks attendant to our business. However, in the event of an accident, we could be held liable for any damages that result, and any liability could exceed the limits or fall outside the coverage of our insurance. We may not be able to maintain insurance on acceptable terms, or at all. We could incur significant costs and the diversion of our management’s attention in order to comply with current or future environmental, health and safety laws and regulations.

We may not be able to achieve the expected benefits from future acquisitions which would adversely affect our financial condition and results.

We have historically relied on acquisitions as a method of expanding our business. In addition, we will consider future acquisitions as opportunities arise. If we do not successfully integrate acquisitions, we may not realize anticipated operating advantages and cost savings. The integration of companies that have previously operated separately involves a number of risks, including:

•       demands on management related to the increase in our size after an acquisition;

•       the diversion of our management’s attention from the management of daily operations to the integration of operations;

•       difficulties in the assimilation and retention of employees;

•       potential adverse effects on operating results; and

•       challenges in retaining clients.

We may not be able to maintain the levels of operating efficiency acquired companies will have achieved or might achieve separately. Successful integration of each of their operations will depend upon our ability to manage those operations and to eliminate redundant and excess costs. Because of difficulties in combining operations, we may not be able to achieve the cost savings and other size related benefits that we hoped to achieve after these acquisitions which would harm our financial condition and operating results.

Possible volatility in our stock price could negatively affect us and our stockholders.

The trading price of our common stock on the New York Stock Exchange has fluctuated significantly in the past. During the period from January 1, 2003 though April 26, 2005, the trading price of our common stock fluctuated from a high of $14.15 per share to a low of $2.25 per share. In the past, we have experienced a drop in stock price following an announcement of disappointing earnings or earnings guidance. Any such announcement in the future could lead to a similar drop in stock price. The price of our common stock could also be subject to wide fluctuations in the future as a result of a number of other factors, including the following:

•       changes in expectations as to future financial performance or buy/sell recommendations of securities analysts;

•       our, or a competitor’s, announcement of new products or services, or significant acquisitions, strategic partnerships, joint ventures or capital commitments; and

•       the operating and stock price performance of other comparable companies.

In addition, the U.S. securities markets have experienced significant price and volume fluctuations. These fluctuations often have been unrelated to the operating performance of companies in these markets. Broad market and industry factors may lead to volatility in the price of our common stock, regardless of our operating performance. Moreover, our stock has limited trading volume, and this illiquidity may increase the volatility of our stock price.

In the past, following periods of volatility in the market price of an individual company’s securities, securities class action litigation often has been instituted against that company. The institution of similar litigation against us could result in substantial costs and a diversion of our management’s attention and resources, which could negatively affect our business, results of operations or financial condition.

Risks Related to Government Regulation of Our Business

Complying with federal and state regulations is an expensive and time-consuming process, and any failure to comply could result in substantial penalties.

We are directly or indirectly through our clients subject to extensive regulation by both the federal government and the states in which we conduct our business, including the federal Anti-Kickback Law and similar state anti-kickback laws, the Stark Law and similar state laws affecting physician referrals, the federal False Claims Act, the Health Insurance Portability and Accountability Act of 1996 and similar state laws addressing privacy and security, state unlawful practice of medicine and fee splitting laws, state certificate of need laws, the Medicare and Medicaid regulations, the Medicare Prescription Drug,

Improvement and Modernization Act of 2003, and requirements for handling biohazardous and radioactive materials and wastes.

If our operations are found to be in violation of any of the laws and regulations to which we or our clients are subject, we may be subject to the applicable penalty associated with the violation, including civil and criminal penalties, damages, fines and the curtailment of our operations. Any penalties, damages, fines or curtailment of our operations, individually or in the aggregate, could adversely affect our ability to operate our business and our financial results. The risk of our being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business.

Federal and state anti-kickback and anti-self-referral laws may adversely affect our operations and income.

Various federal and state laws govern financial arrangements among health care providers. The federal Anti-Kickback Law prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for, or to induce, the referral of Medicare, Medicaid or other federal healthcare program patients, or in return for, or to induce, the purchase, lease or order of items or services that are covered by Medicare, Medicaid, or other federal healthcare programs. Many state laws also prohibit the solicitation, payment or receipt of remuneration in return for, or to induce the referral of patients in private as well as government programs. Violation of these laws may result in substantial civil or criminal penalties and/or exclusion from participation in federal or state healthcare programs. We believe that we are operating in compliance with applicable law and believe that our arrangements with providers would not be found to violate the federal and state anti-kickback laws. However, these laws could be interpreted in a manner inconsistent with, and that could have an adverse effect on, our operations.

The Stark Law prohibits a physician from referring Medicare or Medicaid patients to any entity for certain designated health services (including MRI and other diagnostic imaging services) if the physician has a prohibited financial relationship with that entity, unless an exception applies. Although we believe that our operations do not violate the Stark Law, our activities may be challenged. If a challenge to our activities is successful, it could have an adverse effect on our operations. In addition, legislation may be enacted in the future that further addresses Medicare and Medicaid fraud and abuse or that imposes additional requirements or burdens on us.

A number of states in which our diagnostic imaging centers are located have adopted a form of anti-kickback law and/or Stark Law. The scope of these laws and the interpretations of them vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. A determination of liability under the laws described in this risk factor could result in fines and penalties and restrictions on our ability to operate in these jurisdictions.

Healthcare reform legislation could limit the prices we can charge for our services, which would reduce our revenues and harm our operating results.

In addition to extensive existing government healthcare regulation, there have been and continue to be numerous initiatives at the federal and state levels for reforms affecting the payment for and availability of healthcare services, including proposals that would significantly limit reimbursement under the Medicare and Medicaid Programs. Limitations on reimbursement amounts and other cost containment pressures have in the past resulted in a decrease in the revenue we receive for each scan we perform. It is not clear at this time what proposals, if any, will be adopted or, if adopted, what effect these proposals would have on our business. Aspects of certain of these healthcare proposals, such as reductions in the

Medicare and Medicaid Programs, containment of healthcare costs on an interim basis by means that could include a short-term freeze on prices charged by healthcare providers, and permitting greater state flexibility in the administration of Medicaid, could limit the demand for our services or affect the revenue per procedure that we can collect which would harm our business and results of operations.

The application or repeal of state certificate of need regulations could harm our business and financial results.

Some states require a certificate of need or similar regulatory approval prior to the acquisition of high-cost capital items including diagnostic imaging systems or provision of diagnostic imaging services by us or our clients. Seventeen of the 43 states in which we operate require a certificate of need and more states may adopt similar licensure frameworks in the future. In many cases, a limited number of these certificates are available in a given state. If we are unable to obtain the applicable certificate or approval or additional certificates or approvals necessary to expand our operations, these regulations may limit or preclude our operations in the relevant jurisdictions.

Conversely, states in which we have obtained a certificate of need may repeal existing certificate of need regulations or liberalize exemptions from the regulations. For example, Pennsylvania, Nebraska, New York, Ohio and Tennessee have liberalized exemptions from certificate of need programs. The repeal of certificate of need regulations in states in which we have obtained a certificate of need or a certificate of need exemption would lower barriers to entry for competition in those states and could adversely affect our business.

If we fail to comply with various licensure, certification and accreditation standards we may be subject to loss of licensure, certification or accreditation which would adversely affect our operations.

All of the states in which we operate require that the imaging technologists that operate our computed tomography, single photon emission computed tomography, and positron emission tomography systems be licensed or certified. Also, each of our retail sites must continue to meet various requirements in order to receive payments from the Medicare Program. In addition, we are currently accredited by the Joint Commission on Accreditation of Healthcare Organizations, an independent, non-profit organization that accredits various types of healthcare providers such as hospitals, nursing homes and providers of diagnostic imaging services. In the healthcare industry, various types of organizations are accredited to meet certain Medicare certification requirements, expedite third-party payment, and fulfill state licensure requirements. Some managed care providers prefer to contract with accredited organizations. Any lapse in our licenses, certifications or accreditations, or those of our technologists, or the failure of any of our retail sites to satisfy the necessary requirements under Medicare could adversely affect our operations and financial results.

Risks Related to Our Indebtedness

We are highly leveraged and our liabilities exceed our assets by a substantial amount. As of December 31, 2004, we had $575.7 million of outstanding debt, excluding letters of credit and guarantees.

Our substantial indebtedness could restrict our operations and make us more vulnerable to adverse economic conditions.

Our substantial indebtedness could have important consequences for our stockholders. For example, it could:

•       require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and acquisitions and for other general corporate purposes;

•       increase our vulnerability to economic downturns and competitive pressures in our industry;

•       increase our vulnerability to interest rate fluctuations because a substantial amount of our debt is at variable interest rates; on December 31, 2004, $257.8 million of our debt was at variable interest rates;

•       place us at a competitive disadvantage compared to our competitors that have less debt in relation to cash flow; and

•       limit our flexibility in planning for, or reacting to, changes in our business and our industry.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more indebtedness which could increase the risks described above.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indentures that govern our 10 3/8% senior subordinated notes due 2011 and 7 1/4% senior subordinated notes due 2012 (the “notes”) permit us or our subsidiaries to incur additional indebtedness, subject to certain restrictions. Further, the indentures allow for the incurrence of indebtedness by our subsidiaries, all of which would be structurally senior to the notes. In addition, as of December 31, 2004, our revolving credit facility permitted additional borrowings of up to approximately $64.8 million subject to the covenants contained in the credit facility, and all of those borrowings would be senior to the notes. If new debt is added to our and our subsidiaries’ current debt levels, the risks discussed above could intensify.

If we are may be unable to generate or borrow sufficient cash to make payments on our indebtedness or to refinance our indebtedness on acceptable terms, our financial condition would be materially harmed, our business may fail and you may lose all of your investment.

Our ability to make payments on our indebtedness will depend on our ability to generate cash flow in the future which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, future borrowings may not be available to us under our credit facility in an amount sufficient to enable us to pay our indebtedness or to fund our other cash needs. We may need to refinance all or a portion of our indebtedness on or before maturity. We may not be able to refinance any of our indebtedness, including our credit facility and our notes, on commercially reasonable terms or at all. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants which could further restrict our business operations. If we are not able to refinance our debt, we could become subject to bankruptcy proceedings, and you may lose all of your investment because the claims of our creditors on our assets are prior to the claims of our stockholders.

We may not be able to finance future needs or adapt our business plan to changes because of restrictions placed on us by our credit facility, the indentures governing our notes and instruments governing our other indebtedness.

The indentures for our notes and our credit facility contain affirmative and negative covenants which restrict, among other things, our ability to:

•       incur additional debt;

•       sell assets;

•       create liens or other encumbrances;

•       make certain payments and dividends; or

•       merge or consolidate.

All of these restrictions could affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. A failure to comply with these covenants and restrictions would permit the relevant creditors to declare all amounts borrowed under the relevant facility, together with accrued interest and fees, to be immediately due and payable. If the indebtedness under the credit facility or our notes is accelerated, we may not have sufficient assets to repay amounts due under the credit facility, the notes or on other indebtedness then outstanding. If we are not able to refinance our debt, we could become subject to bankruptcy proceedings, and you may lose all or a portion of your investment because the claims of our creditors on our assets are prior to the claims of our stockholders.

USE OF PROCEEDS

All of the shares of common stock offered by this prospectus are being offered by the selling stockholders. For information about the selling stockholders, see “Selling Stockholders.” We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

SELLING STOCKHOLDERS

We originally issued and sold all of the shares of common stock covered by this prospectus in a transaction exempt from the registration requirements of the Securities Act. The selling stockholders listed below may from time to time offer and sell pursuant to this prospectus any and all of the common stock. Our registration of the common stock held by the selling stockholders does not necessarily mean that the selling stockholders will sell all or any of the shares of common stock.

The following table sets forth, to our knowledge, with respect to the selling stockholders (i) the number of shares of common stock beneficially owned as of March 31, 2005 and prior to the offering contemplated hereby, (ii) the maximum number of shares of common stock which may be sold in this offering, and (iii) the number of shares of common stock which will be owned after the offering, assuming the sale of all the shares of common stock offered hereby:

	Shares of Common			Shares of Common
	Stock Owned Prior to		Number of Shares	Stock to be Owned
	the Offering		of Common Stock	After the Offering(1)
Selling Stockholder	Number	%	Offered Hereby	Number	%
KKR 1996 GP L.L.C.(2)	34,617,490	70.3%	17,730,045	16,887,445	34.3%
Strata L.L.C.(3)	527,080	1.1%	269,955	257,125	0.5%

(1)          For purposes of this table, we have assumed that the selling stockholders will sell all shares covered by this prospectus.

(2)          Shares of Common Stock shown as beneficially owned by KKR 1996 GP L.L.C. are held by Viewer Holdings L.L.C. KKR 1996 GP L.L.C. is the sole general partner of KKR Associates 1996 L.P., which is the sole general partner of KKR 1996 Fund L.P. As of the date hereof, KKR 1996 Fund L.P. is the senior member of Viewer Holdings L.L.C. KKR 1996 GP L.L.C. is a limited liability company, the managing members of which are Messrs. Henry R. Kravis and George R. Roberts, and the other members of which are Messrs. Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Edward A. Gilhuly, Perry Golkin, Scott M. Stuart, Johannes Huth, Todd A. Fisher and Alexander Navab. Messrs. Greene and Michelson are current members of our Board of Directors and Mr. Michelson is the Chairperson of our Compensation Committee and a member of our Executive Committee. Each of such individuals may be deemed to share beneficial ownership of any shares beneficially owned by KKR 1996 GP L.L.C. Each of such individuals disclaims beneficial ownership. James C. Momtazee and Adam H. Clammer, who are also executives of KKR and limited partners of KKR Associates 1996 L.P., are also members of our board of directors. Mr. Momtazee is also a member of our Compensation Committee and our Executive Committee. Messrs. Momtazee and Clammer disclaim that they are the beneficial owners of any shares beneficially owned by KKR Associates 1996 L.P.

(3)          Shares of Common Stock shown as beneficially owned by Strata L.L.C. are held by Viewer Holdings L.L.C. Strata L.L.C. is the sole general partner of KKR Associates (Strata) L.P., which is a general partner of KKR Partners II L.P. As of the date hereof, KKR Partners II L.P. is a member of Viewer Holdings L.L.C. Strata L.L.C. is a limited liability company, the managing members of which are Messrs. Henry R. Kravis and George R. Roberts, and the other members of which are Messrs. Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Edward A. Gilhuly, Perry Golkin and Scott M. Stuart. Messrs. Greene and Michelson are current members of our Board of Directors and Mr. Michelson is the Chairperson of our Compensation Committee and a member of our Executive Committee. Each of such individuals may be deemed to share beneficial ownership of any shares beneficially owned by Strata L.L.C. Each of such individuals disclaims beneficial ownership. Messrs. Momtazee and Clammer are members of our Board of Directors and limited partners of KKR Associates (Strata) L.P. Mr. Momtazee is also a member of our Compensation Committee and our Executive Committee. Messrs. Momtazee and Clammer disclaim that they are the beneficial owners of any shares beneficially owned by KKR Associates (Strata) L.P.

The selling stockholders are affiliates of KKR, which provides management, consulting and financial services to us and we paid KKR an annual fee of $650,000 in 2004 in quarterly installments in arrears at the end of each calendar quarter for these services. In addition, we reimburse KKR and its affiliates for all reasonable costs and expenses incurred in connection with the management, consulting and financial services provided by KKR, and the ownership of our shares of common stock by KKR’s affiliates.

Pursuant to a registration rights agreement entered into by Viewer Holdings L.L.C., us and the other parties thereto, Viewer Holdings L.L.C. has the right, under certain circumstances and subject to certain conditions, to require us to register under the Securities Act the shares of common stock held by it and its affiliates, including the selling stockholders. Such registration rights will generally be available to Viewer Holdings L.L.C. until registration is no longer required to enable them to resell their common stock. Viewer Holdings L.L.C. has exercised its rights under this registration rights agreement and requested that we register the shares of common stock covered by this prospectus. The registration rights agreement provides, among other things, that we will pay all expenses in connection with any such registration, other than underwriting discounts and selling commissions.

Except as noted above, the selling stockholders have not had, within the past three years, any position, office, or other material relationship with us or any of our affiliates. The selling stockholders may have sold, transferred, or otherwise disposed of a portion of their common stock since the date on which they provided information regarding their common stock to us.

Only the selling stockholders identified above who beneficially owns the common stock set forth opposite their names in the foregoing table on the effective date of the registration statement of which this prospectus forms a part may sell common stock pursuant to the registration statement.

PLAN OF DISTRIBUTION

The purpose of this prospectus is to permit the selling stockholders or their pledgees, donees, transferees or other successors in interest (collectively, the “selling stockholders”) to offer for sale or to sell shares of common stock covered by this prospectus at such time and at such prices as each, in its sole discretion, chooses. We will not receive any of the proceeds from these offerings or sales.

The selling stockholders may sell or distribute some or all of their shares from time to time through dealers or brokers or other agents or directly to one or more purchasers in transactions (which may involve crosses and block transactions) on the New York Stock Exchange or other exchanges on which our common stock may be listed for trading, in privately negotiated transactions (including sales pursuant to pledges) or in the over-the-counter market, or in brokerage transactions, or in a combination of these transactions. In addition, the selling stockholders may sell or distribute some or all of their shares of common stock in a transaction involving an underwriter. Such transactions may be effected by the selling stockholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Brokers, dealers, or their agents participating in such transactions as agent may receive compensation in the form of discounts, concessions or commissions from the selling stockholders (and, if they act as agent for the purchaser of the shares, from the purchaser). Such discounts, concessions or commissions as to a particular broker, dealer or other agent might be in excess of those customary in the type of transaction involved. The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. The selling stockholders may enter into hedging transactions with broker-dealers and, in connection with these transactions, broker-dealers may engage in short sales of the shares.

If the applicable law requires, we will provide a supplement to this prospectus to disclose the specific shares to be sold, the public offering price of the shares to be sold, the names of any agents, dealers or underwriters employed by the selling stockholders in connection with such sale, and any applicable commissions or discounts with respect to a particular offer. We will file a post-effective amendment to the registration statement of which this prospectus is a part to include any material information with respect to the plan of distribution not previously described in the registration statement or any material change to such information in the registration statement. If the applicable law requires, we will also file a post-effective amendment to the registration statement of which this prospectus is a part to substitute names of any pledgees, donees, transferees or other successors in interest.

The selling stockholders and any such brokers, dealers or other agents that participate in such distribution may be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, commissions or concessions received by any such brokers, dealers or other agents might be deemed to be underwriting discounts and commissions under the Securities Act.

In connection with the offer and sale of the shares of common stock by the selling stockholders, various state securities laws and regulations require that any such offer and sale should be made only through the use of a broker-dealer registered as such in any state where a selling stockholder engages such broker-dealer and in any state where such broker-dealer intends to offer and sell shares.

Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the shares of common stock offered hereby may not simultaneously engage in market activities with respect to common stock for the applicable period under Regulation M prior to the commencement of such distribution. In addition, the selling stockholders will be subject to applicable provisions of the

Exchange Act and the rules and regulations thereunder, including Rule 10b-5 and Regulation M, which provisions may limit the timing of purchases and sale of any of the shares by the selling stockholders. All of the foregoing may affect the marketability of the shares offered hereby.

We will pay all expenses of the registration of the offered securities, including Commission filing fees and expenses of compliance with state securities or “blue sky” laws. The selling stockholders will pay any underwriting discounts and selling commissions. The selling stockholders will be indemnified by us against certain civil liabilities, including certain liabilities under the Securities Act. The selling stockholders will indemnify us against certain civil liabilities, including certain liabilities under the Securities Act.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

LEGAL MATTERS

The validity of the common stock registered hereby will be passed upon by Russell D. Phillips, Jr., who serves as General Counsel and Secretary of the Company and, in such capacity, receives compensation and holds options to purchase common stock of the Company, as disclosed in our filings with the SEC.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting of Alliance Imaging, Inc., incorporated in this prospectus by reference from Alliance Imaging, Inc.’s Annual Report on Form 10-K/A for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Alliance-HNI L.L.C. in this prospectus by reference from Alliance Imaging, Inc.’s Annual Report on Form 10-K/A for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

All reports we file with the SEC are available free of charge via EDGAR through the SEC website at www.sec.gov. In addition, the public may read and copy materials we file with the SEC at the SEC’s public reference room located at 450 Fifth St., N.W., Washington, D.C., 20549. We also provide copies of our Forms 8-K, 10-K, 10-Q, Proxy and Annual Report at no charge to investors upon request and make electronic copies of such reports available through our website at www.allianceimaging.com as soon as reasonably practicable after filing such material with the SEC.

This prospectus, which constitutes a part of a registration statement on Form S-3 that we filed with the Commission under the Securities Act of 1933, omits certain information contained in the registration statement. Accordingly, you should refer to the registration statement and its exhibits for further information with respect to Alliance Imaging, Inc. and the shares of common stock offered hereby. Furthermore, statements contained in this prospectus or in any document incorporated in this prospectus by reference regarding any contract or other document are not necessarily complete, and, in each instance, you should refer to the copy of the contract or other document filed with the Commission as an exhibit to the registration statement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

In this prospectus we have incorporated by reference certain reports and other information we have filed, or will file, with the SEC. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. The following documents filed with the SEC by us pursuant to the Exchange Act are incorporated herein by reference until all of the securities covered hereby are sold or this offering is terminated:

•       our Annual Report on Form 10-K/A (File No. 001-16609) for the fiscal year ended December 31, 2004 (including information specifically incorporated by reference into our Form 10-K from our Proxy Statement for our 2004 Annual Meeting of Share Owners);

•       our Current Report on Form 8-K filed with the SEC on March 11, 2005;

•       the description of the Alliance Imaging, Inc. common stock, par value $0.01 per share, contained in the Registrant’s registration statement on Form 8-A (File No. 000-16334), filed with the Commission on October 16, 1991; and

•       all other documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering of all common shares to which this prospectus relates, which shall be deemed to be a part hereof from the date of filing of such documents.

You may request a copy of these filings at no cost by writing or telephoning us at the following address: Alliance Imaging, Inc., 1900 S. State College Blvd., Suite 600, Anaheim, California 92806, Attn: Investor Relations, tel: (714) 688-7100.

1,443,065 Shares

Common Stock

PROSPECTUS SUPPLEMENT

May 10, 2007

Citi